UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SILVER STAR PROPERTIES REIT, INC.
(Exact name of registrant as specified in its charter)

Maryland	26-3455189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2909 Hillcroft, Suite 420, Houston, Texas	77057
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Preferred Share Purchase Rights	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:
N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

A dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Stock”), of (the “Company”) has been declared. The dividend is payable to stockholders of record at the close of business on August 18, 2023 (the “Record Date”). Each Right initially entitles the registered holder to purchase from the Company one thousand of a share of Series A Junior Participating Preferred Stock, par value: $0.001 per share, or the Company (‘Preferred Stock'') at a price of $5.00 per one one-fifth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 18, 2023, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Phoenix American Financial Services, Inc., as Rights Agent (the “Rights Agent”).

In general, until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or public announcement of an intention to make a lender or exchange offer the communication of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced with respect to certificates representing Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date, by such certificate (or book entry shares).

The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date will also constitute the transfer of the Rights associated with the shares of Common Stock represented thereby. As soon as practicable following the Distribution Date, separates, certificates evidencing the Rights (‘Right Certificates’) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Dale. The Rights will expire on August 17, 2024 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended, or the Rights are earlier redeemed or exchanged by the Company.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on. or a subdivision. combination or reclassification of, the Preferred Stock. (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price. less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustments in the event of a stock dividend on the Common Stocks payable in shares of Common Stock or subdivisions, consolidations or combinations or the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of an amount equal to five (5) times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of an amount equal to five (5) times the payment made per share of Common Stock. Each share of Preferred Stock will have five (5) votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive five (5) times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Stock’s dividends, liquidation and voting rights, the value of the one one-sixth interest in a share of Preferred Stock purchasable upon exercise of each right should approximate the value of one share of Common Stock.
In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right. Except in certain situations, a person ur group of affiliated or associated persons becomes an ''Acquiring Person’ upon acquiring beneficial ownership of 10% or more of the outstanding shares of Common Stock. Certain synthetic interests in securities created by derivative positions are treated under the Rights Agreement as beneficial ownership of the number of shares of the Common Stock equivalent to the economic exposure created by the derivative security, to the extent actual shares of Common Stock are directly or indirectly beneficially owned by a counterparty to such derivative security.
In the event that, after a person or group has become an Acquiring Persons, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.
At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preference, and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.
With certain exceptions, no adjustment in the Purchase Price: will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-sixth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.
At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price'') payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will he to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.
Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which include, as Exhibit A the form of Articles Supplementary relating to the Series A Junior Participating Preferred Stock of the Company and as Exhibit B the form of Rights Certificate are attached hereto as exhibits, and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.
* * * * *

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Items 2. Exhibits.

Exhibit Number	Exhibit Description
4.1	Rights Agreement, dated as of August 18, 2023 between Silver Star Properties REIT, Inc. and Phoenix American Financial Services, Inc., as Rights Agent.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER STAR PROPERTIES REIT, INC.
(Registrant)
Date: August 18, 2023	By:	/s/ Michael Racusin
Michael Racusin
Senior Vice President, General Counsel, and Corporate Secretary